Hollysys Automation Technologies Ltd.

No. 2 Disheng Middle Road

Beijing Economic-Technological Development Area

Beijing, P.R. China 100176

March 8, 2016

Via EDGAR

Mr. Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hollysys Automation Technologies Ltd.

Form 20-F for Fiscal Year Ended June 30, 2015

Filed September 25, 2015

File No. 001-33602

Dear Mr. Cascio:

Hollysys Automation Technologies Ltd. (the “Company”) hereby submits its responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated February 25, 2016 (the “Comment Letter”), with respect to Form 20-F for fiscal year ended June 30, 2015, File No. 001-33602 (the “Form 20-F”), filed on September 25, 2015 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold and followed, in each case, by the response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Concurrently with the submission of this letter, the Company is filing via EDGAR Amendment No. 1 to the Form 20-F (the “Form 20-F Amendment”) in response to the Staff’s comments. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Form 20-F.

Form 20-F for Fiscal Year Ended June 30, 2015

Item 5. Operating and Financial Review and Prospects

Goodwill, page 46

1.	In light of the impairment charge recorded in 2015, in future filings please clarify whether any of your reporting units are at risk of failing step one of the goodwill impairment evaluation. For any such reporting units, in future filings please also consider the following disclosures:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;
•	The amount of goodwill allocated to the reporting unit;
•	A description of the methods and key assumptions used and how the key assumptions were determined;
•	A discussion of the degree of uncertainty associated with the key assumptions; and,
•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

COMPANY RESPONSE: The Company hereby confirms with the Staff that, in future filings, the Company will clarify whether any of reporting units are at risk of failing step one of the goodwill impairment evaluation. In addition, for any such reporting units, the Company will disclose:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;
•	The amount of goodwill allocated to the reporting unit;
•	A description of the methods and key assumptions used and how the key assumptions were determined;
•	A discussion of the degree of uncertainty associated with the key assumptions; and,
•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Item 8. Consolidated Financial Statements

Report of Independent Registered Accounting Firm, page F-2

2.	We note that the last paragraph of the auditor report on the financial statements does not refer to the audit of the company’s internal control over financial reporting. In an amended filing, please have your auditor revise their report to include the paragraph referring to the audit of internal control over financial reporting. Refer to paragraph 88 of PCAOB Auditing Standard No. 5.

COMPANY RESPONSE: The Company hereby respectfully advises the Staff that the audit opinion with respect to the financial statements for fiscal years ended June 30, 2015 issued by our independent registered public accounting firm made reference to the audit of the Company’s internal control over financial reporting in accordance with paragraph 88 of PCAOB Auditing Standard No. 5. However, due solely to a clerical error , the last paragraph of the audit opinion with respect to the audit of the Company’s internal control over financial reporting was not correctly reflected in the Form 20-F filed with the Commission. The Company has filed the Form 20-F Amendment to include the actual wording of such audit opinion.

Note 6. Costs and Estimated Earnings in Excess of Billings, page F-25

3.	Please reconcile Costs and Estimated Earnings in Excess of Billings of $156.8 million as of June 30, 2015 to the amount presented on the face of the balance sheet of $165.3 million.

COMPANY RESPONSE: The Company hereby confirms that the Costs and Estimated Earnings in Excess of Billings presented on the face of the balance sheet of $165.3 million was accurate while the $156.8 million disclosed in Note 6 was a typographical error. The footnote has been revised in the Form 20-F Amendment.

Note 11. Goodwill, page F-28

4.	In future filings please expand to also present quantitative disclosure about goodwill by reportable segment. Refer to ASC 350-20-50-1.

COMPANY RESPONSE: The Company hereby confirms that, in future filings, the Company will present quantitative disclosure about goodwill by reportable segments in accordance with ASC 350-20-50-1.

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In connection with the Company’s response to the foregoing comments, the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact me or Qixiang Sun, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel at (202) 663-8349.

Sincerely,

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

By:	/s/ Baiqing Shao
Baiqing Shao
Chief Executive Officer

cc:	Qixiang Sun, Esq.
Pillsbury Winthrop Shaw Pittman LLP